Exhibit 99.1

Audit Committee Pre-Approval of Non-Audit Services

On April 30, 2010, the Audit Committee of the Board of Directors of SM Energy Company approved in advance certain non-audit services to be performed by Deloitte & Touche LLP, SM Energy’s independent auditor.  These non-audit services were for SM Energy’s income tax refund for the Company’s 2009 federal income tax return.